Exhibit 16.1

KPMG LLP

100 New Park Place, Suite 1400

Vaughan, ON L4K 0J3

Tel 905-265 5900

Fax 905-265 6390

www.kpmg.ca

To Securities and Exchange Commission

Washington, DC

August 21, 2025

Dear Sir/Madam

Re: Notice of Change of Auditors of Aptose Biosciences Inc.

We have read the statements made by Aptose Biosciences Inc. (the “Company”) set forth in Item 4.01 “Changes in Registrant’s Certifying Accountant” on its Form 8-K dated August 22, 2025. We are in agreement with the statements contained in such Notice insofar as they relate to our firm. We are not in a position to agree or disagree with other statements of the Company contained therein.

Yours very truly,

August 21, 2025

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private

English company limited by guarantee.

KPMG Canada provides services to KPMG LLP.

Document classification: KPMG Confidential